WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

October 3, 2006

Mr. Jay Mumford
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549-0408

Re:	The Small Business Company
Registration Statement on Form 10-SB
Amendment No. 1.
File No. 000-52184

Dear Mr. Mumford:

Our client has filed on EDGAR clean and marked copies the above Amendment No. 1.

Page number references are to pages in the marked copy.

Comment Number	Page[s]	Explanation
1 .	3	Purpose of filing disclosed.
2 .	3	Prior activities described.
3 .	6	Nature and status of patent described.
4 .	8	Factors explained.
5 .	11	Rewritten.
6 .	11	Reconciled.
7 .	11	Reworked and eliminated.
8 .	11	Time period and related disclosure revised.
9 .	8-9	Timing of anticipated funding disclosed.
10 .	11	Notes reclassified as subscriptions receivable. Additional terms disclosed.
11 .		Lease filed as exhibit.
12 .	12	None. Address revised.
13 .		None.
14 .	15	Process explained.
15 .	14	Disclosure revised.
16 .	15-16	These share issuances described.
17 .	22	As discussed with the staff, additional disclosure added at the end of the “Common Stock” section of this Item.
18 - 37		See accounting comments below.

Accounting Comments

ACCOUNTING COMMENTS:

June 30, 2006, June 30, 2005 Financial Statements
Financial Statements, page F-1

18.	Not necessary at this time as financials are current through June 30, 2006.

Report of Independent Registered Public Accounting Firm, page F-1

19.	Corrected as requested as indicated by updated opinion.

Balance Sheet, page F-2

20.	Revised as requested. “Total Current Liabilities” have been added to the Balance Sheet (F-2) to clarify.

21.
Review of the financial instruments given rise to the our initial recording of convertible notes payable show that in substance such instruments were subscription agreements with a provision for the delayed issue of stock. Accordingly, the recording of the transactions have been revised.

22.	Revised as requested in Balance Sheet with a description caption with “Deficit Accumulated during Development Stage”

Statement of Operations, page F-3

23.	See answer to question 21. Stock subscriptions were mistakenly recorded as convertible debt.

24.	Statement of Operations (F-3) has been revised.

Statement of Stockholders’ Equity, page F-4

25.	Filing has been revised in Notes to Financial Statements under NOTE 6.

26.	Please see response to question 21 above. Instruments that were recorded as convertible debt were in substance common stock subscriptions. Statements have been revised to reflect change.

Statement of Cash Flows, page F-5

27.	This has been revised and reconciled to the sale of stock for cash as stated above.

28.	This has been revised to 143,300 as reflected in Statement of Cash Flows (F-5).

29.	Please see response to question 21. Recording of convertible notes has been corrected to stock issued for cash and prepaid subscriptions receivable.

Note 2. Summary of Significant Account Policies, page F-6
General

30.	Filing has been revised in Notes to Financial Statements under NOTE 1.

Earnings (Loss) per share, page F-6 and Earnings Per Share, page F-7

31.	Filing has been revised in Notes to Financial Statements under NOTE 2.

Stock Based Compensation, page F-8

32.	Filing has been revised in Notes to Financial Statements under NOTE 2 under Stock Based Compensation. Additionally, please see PART II, ITEM 4 in the filing with details of each transaction.

Note 3. Going Concern, page F-8

33.	Filing has been revised in Notes to Financial Statements under NOTE 3. Additionally, this is discussed in the filing in PART I, ITEM 2 under Milestones.

Note 4. Employment Agreements, page F-8

34.
Filing has been revised in Notes to Financial Statements under NOTE 4. SAB Topic 1.B1 references salaries incurred by a parent company on behalf of its subsidiary. In this case, employment contracts specifically limit salary to the company’s ability to pay as part of the performance criteria of the employment contract. The Company has no subsidiary.

Note 5. Options and Warrants, page F-9
Warrants, page F-9

35.	Filing has been revised in Notes to Financial Statements under NOTE 5.

36.	The rate was subjectively determined.

Note 6. Stockholders’ Equity, page F-10
Common Stock, page F-10

37.	Filing has been revised in Notes to Financial Statements under NOTE 6. Additionally, see PART II, ITEM 4 of 10-SB.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.